Exhibit 12.1

Citizens Financial Group

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
	Six Months Ended June 30, 2015	Year Ended
(dollars in millions)		December 31, 2014	December 31, 2013		December 31, 2012	December 31, 2011	December 31, 2010
Computation of Earnings:

Income (loss) from continuing operations before income tax expense	$597	$1,268	($3,468)		$1,024	$778	($49)
Fixed charges	244	417	499		669	941	1,465

Total Adjusted Earnings	$841	$1,685	($2,969)		$1,693	$1,719	$1,416

Computation of Fixed Charges:
Interest expense	$218	$363	$443		$619	$884	$1,408
Portion of net rental expense deemed representative of interest(1)	26	54	56		50	57	57

Total fixed charges	$244	$417	$499		$669	$941	$1,465

Ratio of Earnings to Fixed Charges	3.4	4.0	(5.9	)(3)	2.5	1.8	1.0	(4)
Ratio of Earnings to Fixed Charges and Preferred Dividends(2)	3.4	4.0	(5.9	)(3)	2.5	1.8	1.0	(4)

(1)	The portion of rents shown as representative of the interest factor is one-quarter of total net operating lease expenses.
(2)	On April 6, 2015, we issued 250,000 shares of our 5.500% fixed-to-floating rate non-cumulative perpetual Series A Preferred Stock, par value of $25.00 per share with a liquidation preference $1,000 per share (the “Series A Preferred Stock”) in a private offering exempt from the registration requirements of the Securities Act. On or prior to June 30, 2015, we had not paid dividends on any shares of preferred stock, including the Series A Preferred Stock. On October 6, 2015, we paid a cash dividend on our Series A Preferred Stock. Prior to the issuance of the Series A Preferred Stock, we had no shares of preferred stock outstanding.
(3)	The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).
(4)	The deficiency for this period was $49 million.